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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
       SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
           OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number: 033-54566

                            Exchange Bancshares, Inc.
              -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                237 Main Street
                               Luckey, Ohio 43443
                                 (419) 833-3401
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common shares, par value $5.00 per share
    ------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)      [X]
            Rule 12g-4(a)(1)(ii)     [ ]
            Rule 12g-4(a)(2)(i)      [ ]
            Rule 12g-4(a)(2)(ii)     [ ]
            Rule 12h-3(b)(1)(i)      [ ]
            Rule 12h-3(b)(1)(ii)     [ ]
            Rule 12h-3(b)(2)(i)      [ ]
            Rule 12h-3(b)(2)(ii)     [ ]
            Rule 15d-6               [ ]


      Approximate number of holders of record as of the certification or notice
date:                                                                  None*
                                                                     ----------

      *There are no holders of record of the common shares of Exchange Bancshares, Inc. as of the date hereof. All of the outstanding common shares of Exchange Bancshares, Inc. were converted into the right to receive $22.00 in cash or 1.555 common shares, without par value, of Rurban Financial Corp. pursuant to the merger of Exchange Bancshares, Inc. with and into Rurban Financial Corp., which merger became effective as of December 31, 2005.


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      Pursuant to the requirements of the Securities Exchange Act of 1934,
Rurban Financial Corp., as successor by merger to Exchange Bancshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                   RURBAN FINANCIAL CORP.


Date:    January 4, 2006                           By: /s/ Duane L. Sinn
                                                       -------------------------
                                                       Duane L. Sinn
                                                       Chief Financial Officer


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